UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                Amendment No. 10
                    Under the Securities Exchange Act of 1934


                            WELLCO ENTERPRISES, INC.
                                (Name of Issuer)
                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)
                                    949476105
                                 (CUSIP Number)
David Lutz, Wellco Enterprises, Inc. P. O. Box 188, Waynesvile, North Carolina 28786
                                  828-456-3545
 (Name, Address and Telephone Number of person Authorized to Receive Notices and
                                 Communications)
                                FEBRUARY 21, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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                                       13d

CUSIP NO. 949476105


1       NAMES OF REPORTING PERSON'S S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSON
        James T. Emerson
        ###-##-####
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
         Not Applicable                                 (a) [     ]
                                                        (b) [     ]
3       SEC USE ONLY



4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
        PF, OO
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        Not Applicable
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                                   7        SOLE VOTING POWER
NUMBER OF SHARES                            762,572.44
BENEFICIALLY                       8        SHARED VOTING POWER
OWNED                                       -0-
BY EACH REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON                                      762,572.44
WITH                               10       SHARED DISPOSITIVE POWER
                                            -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        762,572.44
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCEEDS CERTAIN SHARES (SEE
        INSTRUCTIONS)      [    ]
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        56.6%-includes the effect of recently issued Issuer fully exercisable stock options
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN





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Item 1. Security and Issuer.

         No change

Item 2. Identity and Background.

         No change

Item 3. Source and Amount of Funds or other Consideration.

         No change

Item 4. Purpose of Transaction.

         No change

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 762,572.44 shares of the Common Stock of Wellco Enterprises, Inc., or 56.6% of the number of shares outstanding on February 21, 2001.
(b) The Reporting Person directly owns 762,572.44 shares of the Common Stock of Wellco Enterprises, Inc. as to which he has sole power to vote or dispose.
(c) The Reporting Person made the following open market purchases of the Common Stock of Wellco Enterprises, Inc. in the past 60 days:


Date of Transaction  Amount (Shares) of Securities Involved      Price Per Share
1/17/2001            1,000                                       $10.000
2/12/2001            300                                         $10.000
2/12/2001            700                                         $10.000
2/21/2001            200                                         $9.850

(d) The Reporting Person has the right to receive dividends from and the proceeds from the sale of the shares of the Common Stock of Wellco Enterprises, Inc. owned directly by him.

(e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect ot Securiteis of the Issuer.

     No change







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Item 7. Materials to Be Filed As Exhibits.

         No change

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 13, 2001
Date




James T. Emerson






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